SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

In the Matter of             CERTIFICATE
Cinergy Corp. et al.         OF
File No.  70-8767            NOTIFICATION

(Public Utility Holding Company Act of 1935)

    With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above proceeding filed by Cinergy Corp., a registered holding company ("Cinergy"), Cinergy Investments, Inc., Cinergy's nonutility subholding company ("Investments"), and Cinergy Services, Inc., Cinergy's service company subsidiary ("Cinergy Services"; and together with Cinergy and Investments, the "Applicants"), and (b) authorized by the Commission in its order dated February 20, 1996 (Rel. No. 35-26474), Services hereby notifies the Commission, on behalf of itself and the other Applicants, as follows:
1.  Enclosed herewith as Exhibit A are an unaudited balance sheet and income statement of Cinergy Cooling Corp. ("CoolCo") as of and for the calendar quarterly period ended September 30, 1996 ("Third Quarter").
2.  Summary of business activities during Third Quarter:
    (a)  Construction.  Street construction began on the distribution piping system that will deliver the thermal energy products (initially chilled water) to downtown buildings in Cincinnati.  Work was centered on
4th Street between Vine and Walnut streets as well as in the intersections of 4th and Vine and 4th and Walnut.
    (b)  Procurement.  CoolCo purchased from outside parties various equipment and services integral to its business, including chillers, cooling towers and distribution pipe and associated materials and engineering services involving mechanical, electrical and structural services. Four manufactured cooling towers and four manufactured chillers have been purchased. These will be delivered to the central production plant, to be located in and occupying part of an existing building at 4th and Walnut streets. Three of the four chillers are in place in the subbasement of the 4th and Walnut building. The fourth chiller and the cooling towers, which will be hoisted onto the roof of the 4th and Walnut building, are scheduled for delivery and installation in the fourth quarter of 1996.
    (c)  Lease.  Lease negotiations continued with respect to the contemplated central plant building at 4th and Walnut streets between
CoolCo and Tri-State Improvement Company, a nonutility associate company of CoolCo and the owner of the building.
    (d)  Customers.  Letters of intent have been entered into with potential customers covering an aggregate of about 10,000 tons of chilled water on an annual basis.
    (e)  Permits.  Modifications to the zoning code were finalized with the City of Cincinnati to permit the district cooling central plant at the
4th and Walnut location. Activities associated with obtaining the actual conditional use variance continue.
3.  Summary of financing activities during Third Quarter:
    (a) Investments made a series of open-account advances to CoolCo totaling approximately $1,571,000. The advances bear interest at annual interest rates between 5 and 6%.
4.  Summary of services received by CoolCo during Third Quarter from
Cinergy Services, identifying each service by function and the aggregate cost thereof charged to CoolCo:
    (a) listing of services provided by Cinergy Services:
        (i)   legal, financial, marketing and executive (including project and construction management)
    (b) total dollar amount of services provided:
        (i)   $317,000

S I G N A T U R E
    Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
Date:  November 25, 1996
    CINERGY SERVICES, INC.
    By:/s/William L. Sheafer
    Treasurer


CINERGY COOLING CORP.
STATEMENT OF INCOME (UNAUDITED)
QUARTER ENDED SEPTEMBER 30, 1996
(in thousands)

  Operating Revenues                                       $  -

  Operating Expenses
    Other operation                                           -
    Income Taxes                                              -
    Taxes other than income taxes                             -
                                                              -

  Operating Income                                            -

  Other Income and Expense - Net
    Income Taxes                                            287
    Other - net                                            (802)
                                                           (515)

  Income Before Interest and
    Other Charges                                          (515)

  Other interest                                             20

  Net Income                                              ($535)

CINERGY COOLING CORP.
BALANCE SHEET (UNAUDITED)
AT SEPTEMBER 30, 1996
(in thousands)
  ASSETS

  Current Assets
    Accounts receivable                                  $    -
    Accounts receivable - affiliates                          -
    Other                                                     -
                                                              -


  Other Assets
    Nonutility property                                   1,239
    Accumulated depreciation                                  -
                                                          1,239

    Construction work in progress                             -
                                                          1,239

    Other                                                     2
                                                          1,241

                                                         $1,241

  CAPITALIZATION AND LIABILITIES

  Common Stock Equity
    Paid-in capital                                      $    -
    Retained earnings                                      (911)
      Total common stock equity                            (911)

  Current Liabilities
    Accounts payable                                          -
    Accounts payable - affiliates                         2,641
    Accrued taxes                                          (489)
                                                          2,152

  Other Liabilities
    Deferred income taxes                                     -
    Other                                                     -
                                                              -

                                                         $1,241

